FORM 15
    (As adopted in Release No. 34-20784, March 22, 1984, 49 F.R. 12688.)
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 15

       Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities
                           Exchange Act of 1934.

                                           Commission File Number 001-09620

                               AMAX GOLD INC
           (Exact name of registrant as specified in its charter)

        9100 East Mineral Circle, Englewood CO 80112 (303) 643-5500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Common Stock
          (Title of each class of securities covered by this Form)

                 $3.75 Series B Convertible Preferred Stock
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)   [x]           Rule 12h-3(b)(1)(ii)   [ ]
   Rule 12g-4(a)(1)(ii)   [ ]            Rule 12h-3(b)(2)(i)   [ ]
    Rule 12g-4(a)(2)(i)   [ ]           Rule 12h-3(b)(2)(ii)   [ ]
   Rule 12g-4(a)(2)(ii)   [ ]                     Rule 15d-6   [ ]
    Rule 12g-3(b)(1)(i)   [ ]

          Approximate number of holders of record as of the certification or notice date: One

          Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June 8, 1998           AMAX GOLD INC.

                              BY:  /s/ SHELLEY RILEY
                                 -------------------------
                                 Name:  Shelley Riley
                                 Title: Corporate Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.